Exhibit 99.1

PONY AI Inc. to Hold Annual General Meeting on June 8, 2026

GUANGZHOU, China, April 22, 2026 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (NASDAQ: PONY; HKEX: 2026), a global leader in achieving large-scale mass production and commercialization of autonomous driving technology, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 10:00 a.m. (Beijing time) on June 8, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the AGM (the “AGM Notice”). A circular of the Company dated April 22, 2026 in relation to the AGM, the AGM Notice and the form of proxy for the AGM are available on the Company’s website at https://ir.pony.ai. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

Holders of record of the Company's ordinary shares as of the close of business on May 5, 2026 (Hong Kong time) are entitled to receive notice of, to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on May 5, 2026 (New York time) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the “SEC”). The Company's annual report on Form 20-F can be accessed on the Company’s website at https://ir.pony.ai and on the SEC’s website at https://www.sec.gov.

About Pony AI Inc.

Pony AI Inc. (NASDAQ: PONY; HKEX: 2026), founded in 2016, is a global leader in achieving large-scale mass production and commercialization of autonomous driving technology. Pony.ai is committed to delivering safe, advanced, and reliable autonomous driving technology and solutions. At the heart of Pony.ai’s strategy is its proprietary world model PonyWorld and its Virtual Driver technology. Together, they power the development and scaling of its Robotaxi services, Robotruck services, and licensing and applications businesses. With operations spanning China, Europe, East Asia, the Middle East, and beyond, Pony.ai stands among a select few companies globally to achieve fully driverless commercial operations. Pony.ai has forged deep and extensive partnerships across the autonomous driving value chain, enabling it to accelerate the commercialization of autonomous driving in line with its ultimate vision: “Autonomous Mobility Everywhere.” For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai